Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS AND RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to combined fixed charges and preferred dividends and our ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended December 31,
	2007 (A)	2006	2005	2004	2003
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	0.84	1.31	1.46	1.62	1.62
Ratio of Earnings to Fixed Charges	0.86	1.34	1.51	1.69	1.72

(A)	The 2007 deficiencies in each ratio are $77.7 million and $65.1 million, respectively. The 2007 results included impairment charges. Excluding such charges, the ratios would have exceeded 1 to 1.

For purposes of calculating the above ratios, (i) earnings represent ‘‘Income before equity in earnings of unconsolidated subsidiaries’’ from our consolidated statements of operations, as adjusted for fixed charges and distributions from unconsolidated subsidiaries, and (ii) fixed charges represent ‘‘Interest expense’’ from our consolidated statements of operations. The ratios are based solely on historical financial information.

These ratios are affected by increasing interest rates. As a result of our match funded financing strategy, increasing interest rates are expected to generally result in an increase to interest expense without a material effect on net income, thereby negatively impacting these ratios.